James E. Smith & Associates, Inc.
Petroleum Engineers & Geologists

October 5, 2011

Pegasi Energy Resources Corp.
P O Box 2033
Tyler, TX 75710-2033

Attn: Mike Neufeld

Subject: Evaluation of Oil & Gas Reserves for Pegasi Energy Resources Corp. Working Interests in wells/properties in Cass & Marion Counties, Texas

Mr. Neufeld:

Pursuant to your request, James E. Smith & Associates, Inc. (JES) has prepared estimates of the oil & gas reserves attributable to the working interests of Pegasi Energy Resources Corp.
(PERC) in wells/properties in Cass & Marion Counties, Texas. This report has been prepared for the purpose of providing PERC with Securities and Exchange Commission (SEC) compliant reserves estimates for their filing of their annual 10-K reports.

A summary of the Proved Net Reserves and Future Net Cashflow are as follows:

	NET OIL RESERVES (MBBLS)	NET GAS RESERVES (MMCF)	NET RESERVES (Barrel-Oil-Equivalent) (MBOE)	FUTURE NET CASHFLOW (M$)	CASHFLOW DISC. (10%) (M$)
PROVED PRODUCING	10.286	391.699	75.569	971.944	815.464
PROVED NON-PRODUCING	42.580	407.997	110.580	2612.786	1639.353
PROVED BEHIND PIPE	296.624	8298.841	1679.764	33063.211	8277.143
PROVED UNDEVELOPED	108.796	4715.904	894.780	14220.664	9832.487
TOTAL PROVED	458.286	13814.440	2760.693	50868.602	20564.443

“As Of Date” is December 31, 2010. Reserves are classified according to Petroleum Reserve Definitions SEC Reg 210.4-10 (a) (2-4). The discounted cashflow is calculated using a discount rate of 10% per year. Future net cashflow includes deductions for operating expenses, production and ad valorem taxes, compression and transportation, and future capital costs. The cashflow does not include federal taxes or well plugging costs and liabilities.

Net oil is expressed in thousands of barrels and net gas is expressed in millions of standard cubic feet of gas. Net barrel-oil-equivalent is calculated using 6000 scf/bbl. Cashflows are expressed in thousands of dollars.
Oil & gas prices are non-escalated: $75.03/bbl & $3.63/mcf. Oil & gas prices are calculated from averaged 2010 monthly contract oil & gas prices, per SEC requirements. The 2011 Orion gas contract is 99% of NGPL TXOK (1% fuel) less $0.16/mcf transportation, $0.05/mcf gathering & $0.08/mcf treating fees. Additionally, TR Rodessa gathering and compression charges are assessed at 8% plus $0.20/mmbtu, ($0.20/mmbtu translates to an approximate average of $0.22/mcf). Additionally, there is a $0.000667/mcf regulatory fee which is applied to the gas price. The base gas price for 2010 was $4.18/mcf (12mo average NGPL TXOK price index). The Gas Regulatory Fee ($0.000667/mcf), the Orion (1% fuel less $0.16/mcf transportation, $0.05/mcf gathering & $0.08/mcf treating) and the TR Rodessa (8% plus $0.20/mmbtu), results in the final adjusted gas price of $3.63/mcf. The 2011 Sunoco oil contract price is East TX Sweet (Col. 13) as posted on Sunoco Monthly Oil Price Bulletin plus Argus P+ Product Code less transportation charge ($1.35/bbl). The base oil price for 2010 was $74.22/bbl (12mo average East TX Sweet (Col. 13) price index) The 12mo average Argus P+ pricing adjustment (calculated at $2.16/bbl) and the transportation charge ($1.35/bbl) results in the adjusted oil price of $75.03/bbl.

310 South Vine ~ Tyler, Texas 75702 ~ Phone: (903) 593-9660 ~ Fax: (903) 593-5527
Web site: www.jes-engineer.com ~ email: smithjames@jes-engineer.com

Evaluation of Oil & Gas Reserves for Pegasi Energy Resources Corp. Working Interests in wells/properties in Cass & Marion Counties, Texas

Operating costs are non-escalated and based on 12 months of operating expenses provided by PERC, and averaged by well, (does not included ad valorem tax, saltwater disposal, site compressors (scheduled separately), workovers, or other non-reoccurring costs). Saltwater disposal costs provided by PERC: $0.45/bbl.

Capital costs for undeveloped wells and workovers were based on AFEs prepared by JES. Scheduling for timing for capital expenditures was provided by PERC.

Working interest and net revenue interest decimals were provided by PERC. All wells/prospects were evaluated at 80% working interest, except the Norbord #1 and the offset vertical Upper Travis Peak proposed locations, which were evaluated at 25% working interest.

Forecast production profiles are based on decline curve analysis and cumulative production vs time curve analysis profiles, and supported by area well test & production data, and volumetric analysis.

Copies of the full report (dated March 14, 2011) with maps, detailed discussion, individual well economic reports & summaries, and supporting data/documentation are located and available for review at the offices of PERC and JES.

This report has been prepared by myself or under my direct supervision.  The economic evaluation was developed using established and accepted industry practices and procedures, meets current SEC rules and guidelines, and is based on historical operational and financial data, production & test data, and ownership information obtained from public information sources, well operations & testing or furnished by PERC.  James E. Smith and Associates (JES), as a consulting engineering firm, has planned and supervised the drilling and completion of the eight PERC wells to date in the project. Additionally, JES has been the contract operator of the wells. JES also conducted the research that produced most of the background, and historical well and production data. Therefore, JES has knowledge of and/or has confirmed validity of the data used in developing this study. JES has no equity position in this project, but it is anticipated that JES will continue as the drilling, completion and operating manager of the project. In this respect, JES will benefit from this proposed project.

The reserves presented are estimates, are forward looking and are expected to change as additional performance data becomes available.  Governmental policies, energy market conditions and international forces may affect supply and demand factors, resulting in pricing and market changes.  Additionally, future product prices and operating costs are based on assumed escalation rates; actual results are expected to change depending on unpredictable and unforeseen market and operating conditions.

JES believes the information presented in this report is an accurate and reasonable economic evaluation of the working interests of PERC in wells/prospects in Marion & Cass Counties, Texas.  JES, its officers or employees, make no expressed or implied representation or warranty and assume no liability concerning the present or future value of the anticipated income, costs or profits, if any, to be derived from the properties.

Prepared by:

/s/ JAMES E. SMITH
James E. Smith, P.E., S.P.E., S.P.E.E.
State of Texas No 24174
Date: October 5, 2011

2